Contact

www.linkedin.com/in/drew-jarvis (LinkedIn)
sunnyperiod.com/ (Company)

Top Skills

Leadership
Mentoring
Public Speaking

Languages

French (Professional Working)

Honors-Awards

1st Place in Next Launch Business Idea Competition

Magna Cum Laude

1 Gold Key and 2 Silver Keys in the Scholastic Art and Writing competition

AP Capstone Diploma

Dean's Council Scholar

Drew Jarvis

CMO + Co-Founder at Sunny | Self Care Innovator | Entrepreneur
Boulder, Colorado, United States

Summary

Co-founder of Sunny who doesn't stop talking about periods ❣#☀#

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Experience

Sunny
Co-Founder
June 2020 - Present (3 years 3 months)
Indiana, United States

Sunny, headquartered in Indianapolis, Indiana, was established on June 4th, 2019. Sunny is a self care brand passionate about simplifying menstruator's monthly flow while reducing period pollution. We deliver the best period care, honest education, and global giveback. We created a reusable menstrual cup that inserts like a tampon. Sunny ends the fuss of inserting a menstrual cup while working to end period poverty through our global give back program.

As Chief Marketing Officer, I oversee all research, development, and operations relating to our product development and branding along with other day to day functions. I also focus on our marketing strategy, developing our social media platforms, and primary consumer research.

The Helen Wells Agency
Model
June 2019 - June 2022 (3 years 1 month)
Indianapolis, Indiana Area

• Published work with various high name brands and smaller boutiques including Finishline, Vardagen, Boomerang Btq., Suite Little Muse Btq., and more
• Networked and maintained relationships with industry professionals including agents, clients, creative directors, stylists, photographers, and models
• Branded and maintained a recognizable look for both myself and my social media pages in order to acquire clients, work, and talent agents

Procter & Gamble
Brand Management Intern

May 2021 - August 2021 (4 months)

•Selected from over 10,000 applicants for an internship with P&G through extensive interviewing, personality testing, attending a leadership camp, and other evaluating mediums
•Analyzed data from Nielsen, Numerator, and other platforms to understand product and industry trends
•Presented analysis, interpretations, recommendations, and actionable next steps for branding strategies of a multi-million-dollar brand to my cross-functional team

Solution Tree
Senior Professional Development Intern
March 2019 - August 2021 (2 years 6 months)
Bloomington, Indiana

• Improved current database system by integrating excel to ease everyday tasks for fellow colleagues
• Connected with professionals in each department to gain a greater understanding of all operations within the company
• Ensured each account manager's event evaluations and contracts were in order, up to date, and well organized
• Organized files within the Solution Tree database to ensure optimal data retrieval

Procter & Gamble
STANDOUT Emerging Leaders Program
August 2020 - August 2020 (1 month)
Cincinnati, Ohio, United States

Fleurine, LLC
Founder
November 2019 - June 2020 (8 months)
Bloomington, Indiana Area

• Crafted a business plan to develop, patent, manufacture, and market a sustainable feminine hygiene product in a projected 18 months' time
• Developed relationships with mentors, entrepreneurs, product developers, lawyers, and other business professionals to progress entrepreneurial developments
• Won $25k in funding through a pitch competition for an innovative menstrual cup idea.

Vardagen/Sure Shot
Marketing Intern
August 2017 - August 2018 (1 year 1 month)
Fishers, Indiana

• Composed and sent marketing emails biweekly to customers, informing
them of promotions and events
• Managed Sure Shot's Instagram account, gaining them approximately 500
new followers in 9 months
• Organized two concerts in the store featuring local bands, bringing in revenue
of over $1,000 for the company
• Produced two art showcase events featuring local artists, increasing foot
traffic and sales in the store

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Education

Indiana University - Kelley School of Business
Bachelor of Science in Business (BSB), Marketing and International
Business · (2018 - 2022)

Fishers High School
AP Capstone · (2014 - 2018)